September 12, 2005

Matt S. Nydell
Senior Vice President, General Counsel
  and Secretary
Via Net.Works, Inc.
H. Walaardt Sacrestraat 401-403
1117 BM Schiphol
Amsterdam, The Netherlands

	RE:	Via Net.Works, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed September 6, 2005
		File No. 0-29391-15

Dear Mr. Nydell:

	This is to advise you that we have conducted a limited review of the above filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that in connection with your agreement to sell all of your operations to Interoute Communications you also sold to Interoute $2.8 million of your preferred and common stock, resulting in Interoute, through a subsidiary, controlling approximately 46.5% of your outstanding voting stock. Your disclosure also indicates that Interoute will be voting in favor of the proposals relating to the sale of your operations and the plan of dissolution. In your response letter, please tell us what consideration you gave to the application of Exchange Act Rule 13e-3.
In your response, discuss the fact that Interoute appears to have become your affiliate prior to the date you filed this proxy statement seeking shareholder approval of the asset sale and subsequent plan of dissolution. Also address that fact that the sale of your operations to Interoute appears to have a reasonable likelihood or purpose of producing, either directly or indirectly, one or more of the effects described in Exchange Act Rule 13e-3(a)(3)(ii).
2. Item 14(c)(1) of Schedule 14A requires that you provide the information required by Part B of Form S-4, including without limitation, Item 303 of Regulation S-K. Your disclosure indicates on pages 21, 22 and 81 that you are attempting to incorporate by reference the information contained in your Form 10-K for the year ended December 31, 2004. However, as previously noted in our comment letter to you dated May 23, 2004, it does not appear that you are eligible to rely on Item 14(e) of Schedule 14A in order to incorporate such information by reference because your Form 10-K for the fiscal year ended 2004, filed on April 26, 2004, was not submitted in a timely manner. Please advise and revise your proxy statement to provide all the disclosure required.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      Please contact Perry Hindin, Staff Attorney, at (202) 551-
3444
with any questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant
Director
at (202) 551-3730.


	Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services


cc:	via facsimile
Steven Kaufman, Esq.
Hogan & Hartson
(F) 202.637.5910





Matt S. Nydell
Via Net.Works, Inc.
September 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE